EXHIBIT 99.1

Canagold Resources LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Resources Appoints Financial Advisor to Assist in Generating,

Evaluating and Negotiating Financing Alternatives

The Company Highlights the Strengths of its Board Nominees,

Provides Shareholders with Facts Not Falsehoods

The Dissident’s “Strategic Plan” for New Polaris is Fatally Flawed,

It Displays Their Ignorance of Industry Standards for a Feasibility Study and

the Permitting Process

You Can Defend Your Company and Your Investment by Voting FOR

Canagold’s Board Nominees Using ONLY the YELLOW Proxy

•	VOTE ONLY THE YELLOW PROXY – Questions or assistance with voting the YELLOW Proxy? Contact Laurel Hill Advisory Group at 1-877-452-7184 or by e-mail at assistance@laurelhill.com.

Vancouver, Canada – July 5, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) urges Canagold shareholders to ignore and discard the SunValley Company DMCC (“SunValley” or the “Dissident”) information circular and blue proxy issued on June 27, 2022.

APPOINTMENT OF FINANCIAL ADVISOR

Canagold is also pleased to announce the appointment of PI Financial Corp. as its financial advisor in connection with the generation, evaluation and negotiation of Canagold’s financing alternatives with strategic and other investors.

WHO IS THE DISSIDENT, SUN VALLEY COMPANY AND SUN VALLEY INVESTMENTS?

We understand some shareholders have  confused SunValley Company or SunValley Investments with the reputable, institutional investor  Sun Valley Gold based in Idaho, USA. The Dissident, Sun Valley Company and Sun Valley Investments are unknown private equity funds, led by Managing Director Vikram Sodhi, based in Dubai, United Arab Emirates and with a branch office in Antioquia, Colombia.

THE DISSIDENT DOES NOT DESERVE YOUR VOTE

The Dissident’s continued false attacks on Canagold’s management team and directors only emphasizes their ignorance of what is needed to advance the Company. Shareholders are encouraged see through the Dissident’s sensationalized barrage of falsehoods. Consider the following when determining if the Dissident deserves your vote to allow it to seize 60% control of your board, your Company, and your project:

The Dissident’s Real Agenda: SunValley’s real agenda is to bombard shareholders with falsehoods and misinformation as a smoke screen to hide their hostile creeping take-over attempt to seize 60% control of your board, your Company, and your project with initially 9% and now 17% of Canagold’s shares.

Debunking Dissident Allegations: In our last news release dated June 30, 2022, we debunked two key allegations by the Dissident as completely untrue,

1) their lie that Canagold’s board was trying to sell an NSR royalty on the New Polaris project, and

2) their lie that Canagold rejected multiple premium offers of financing.

In this news release, we lay bare four more SunValley fictions as completely misleading,

3) New Polaris has been stagnant for 28 years,

4) Mr. Cooke destroyed 98% of the value of Canagold since 1994,

5) Vikram Sodhi’s’s board nominees are superior to management’s board nominees, and

6) the Dissident’s “strategic” plan is superior to management’s project development plans.

New Polaris Has NOT Been Stagnant. As per a news release dated May 20, 2020, New Polaris has an estimated Net Present Value of US$333 million at a US$1500 gold price, whereas New Polaris had a Net Present Value of US$0 in 1994, exposing the Dissident’s lies that the project was stagnant since 1994 and Mr. Cooke destroyed 98% of the value of Canagold over the past 28 years. Canagold’s management team and board of directors have been able to accomplish the following at New Polaris since 1994:

✓	Financed and invested $33.6 million directly on the New Polaris gold mine project since 1995
✓	Discovered a 1.1 million oz gold deposit (news release dated May 20, 2020) through multiple exploration drill programs
✓	Dewatered, remapped and resampled the historic underground mine workings twice
✓	Conducted multiple metallurgical testing campaigns to improve gold recoveries
✓	Carried out several seasonal environmental baseline studies to prepare for project permitting
✓	Established positive and ongoing community relations with the local TRT First Nation
✓	Completed several early economic studies to assess the gold mining potential
✓

Modeled the project unsuccessfully as a seasonal barge operation shipping gold concentrates to processing facilities in North America and Asia because New Polaris has a metallurgically challenging, refractory gold ore that is not amenable to conventional cyanide leaching

✓	In 2018, investigated unsuccessfully the economic potential to use autoclave pre-oxidation of gold concentrates onsite to produce dore bars
✓

In 2019, investigated successfully the economic potential to use bacterial pre-oxidation of gold concentrates onsite to produce dore bars, this turned out to be the metallurgical key to unlock economic value of the refractory gold ore at New Polaris

✓	In 2019, completed a preliminary economic assessment using the BIOX process to generate robust economics for a small, high grade, underground gold mine producing dore bars
✓

In 2021-22, completed a 30,000 metre, 54 hole infill drill program to expand and upgrade the historic indicated and inferred gold resources and recommenced environmental baseline studies to prepare for project permitting

New Polaris Has Advanced Under Mr. Cooke. The Dissident states that, “Mr. Cooke destroyed 98% of Canagold’s value since 1994”; however, under Mr. Cooke’s guidance, the New Polaris gold mine project at a US$1500 per oz gold price, a $0.71 CAD: USD exchange rate and a 5% discount rate has an estimated after tax Net Present Value of US$333 million with an after-tax Internal Rate of Return of 56%.

Vikram Sodhi’s Inferior Nominees vs Management’s Highly Skilled and Experienced Board.

The New Polaris gold mine project hosts a small, narrow, high grade, underground mesothermal gold vein deposit that requires geologists with both the appropriate education and hands-on experience to discover and explore such complex gold systems.

×	The Dissident nominees DO NOT include a geologist and therefore DO NOT have the ability to provide appropriate geological oversight of the project.

✓

Management board nominees DO include a geologist - Bradford Cooke, M.Sc., P.Geo. founder of Canagold. Mr. Cooke personally oversaw the exploration teams, exploration programs, discovery and exploration of the New Polaris gold deposit. Mr. Cooke has specialized in gold since 1984 and silver since 2003. The fact that he also founded and built Endeavour Silver Corp. into a mid-tier silver mining company is a significant advantage for Canagold as the New Polaris project moves from exploration to feasibility to financing, construction and production.

The New Polaris gold deposit is a metallurgically challenging refractory gold ore that is not amenable to conventional cyanide leaching.

×	The Dissident nominees DO NOT include a metallurgist and therefore DO NOT have the ability to provide appropriate metallurgical oversight of the project.

✓

Management board nominees DO include a metallurgist-Dr. Deepak Malhotra, Ph.D., who personally oversaw the metallurgical testing campaigns that allowed us to increase gold recoveries and discover BIOX as the key to unlock the economic value of the refractory gold ore at New Polaris. Dr. Malhotra also happens to be a Ph.D. Mineral Economist who has authored and overseen 100’s of economic studies in the mining sector, experience that will be very valuable to Canagold as the New Polaris project advances through a feasibility study.

The New Polaris gold deposit will be developed as a narrow vein, complex underground mechanized, ramp access mine.

×	The Dissident nominees DO NOT include a mining engineer with much underground experience and therefore DO NOT have the ability to provide appropriate mining oversight of the project.

✓

Management Board nominees DO include a mining engineer with extensive underground mining experience, Dr. Kadri Dagdelen, Ph.D., who spent seven years in mine engineering at the Lead, SD underground gold mine of Homestake Mining, eventually rising to the position of Manager, Technical Services. As a bonus, Dr. Dagdelen went on to become a Ph.D. mining engineer who teaches mine engineering at the Colorado School of Mines, he has global consulting experience and was an independent director of Randgold until their take-over by Barrick in 2017.

Canagold requires an independent and experienced Board.

×

We have already pointed out that all three of the Dissident’s nominees appear to be inter-related employment and board experience, and two Dissident Nominees appear to have limited experience as Directors of one Canadian public mining company. In fact, Letton was NEVER elected to the board of that company by shareholders, she was appointed under mysterious circumstances right after the 2021 AGM and did not run for re-election in that Company’s 2022 information circular. Moreover, the one board where Letton and Bianchi both resigned from effective May 24, 2022 was a mere 5 days after the Advance Notice Policy (May 19, 2022) submitting their names for directors of Canagold. Incidentally, the Board of the company where Letton and Bianchi resigned has a policy that stipulates no more than two directors may sit on the same public company board without the prior consent of the Corporate Governance and Nominating Committee. This is not the actions of a group attempting to avoid a proxy fight and raises questions as to why Bianchi and Letton would leave a board where they are compensated US $170,000 and US$81,451 in cash respectively, for a board where their compensation would be significantly reduced to CDN$8,000. The remaining Dissident nominee appears to have NO experience as a Director of Canadian public companies.

×	NONE of the Dissident’s nominees own any Canagold Shares. They are simply hand-picked nominees by the Dissident with no interest invested in the Company.

✓	In contrast, ALL management board nominees have extensive experience acting as INDEPENDENT directors of exploration and mining companies and ALL of the current Canagold directors own Canagold shares.

The Dissident’s “Strategic” Plan is Fatally Flawed, and Displays Their Ignorance of Industry Standards as Compared to Canagold’s Superior Project Plan: Vikram Sodhi would have you, the shareholders, believe that management is moving too slow on New Polaris and SunValley can somehow fast track the paths to both a feasibility study and project permitting. In fact, nothing could be further than the truth. Let’s go through some salient points and promises being made by the Dissident:

×	Stop all royalty discussions – Canagold management never tried to sell a royalty and SunValley was informed of this in May and again in June

×

Immediately tender a feasibility study and then start it this year – this statement displays SunValley’s complete ignorance of the process to complete a feasibility study. A feasibility study can’t be started without reserves! In order to estimate reserves, you need an earlier economic study of measured and indicated resources. This requires sufficient measured and indicated resources. In order to expand and upgrade resources to the measured and indicated categories, you need infill drilling, and management just completed their first infill drilling program last month, with more drilling likely needed in order to achieve the 1 million oz in measured and indicated resources. SunValley’s idea to somehow commence a feasibility study this year is not only impossible, it defies industry standards.

×

Initiate the permitting process in Q2 2023 - this statement displays SunValley’s complete ignorance of the permitting process. The permitting process can’t commence until you have finished your environmental baseline study! Management anticipates the environmental baseline study will be completed in time to enter into the permitting process late next year. SunValley’s idea to somehow commence the permitting process in Q2, 2023 is not only impossible, it defies industry standards.

Management’s Project Plan Follows Industry Standards Guided by Industry Professionals Rather than the Simplistic Shortcuts of an Unknown Private Equity Manager from Dubai

✓	Complete the infill drilling program to expand total gold resources and upgrade 1 million oz gold into the measured and indicated resource categories
✓	Develop a more detailed mine plan and carry out an interim economic study to convert measured and indicated resources to proven and probable reserves
✓	Complete the environmental baseline studies and enter into the project permitting process
✓	Carry out more detailed metallurgical studies on the ore and engineering studies on the conceptual mine, plant, tailings and infrastructure to prepare for the feasibility study
✓	Complete a feasibility study
✓	Complete the project permitting

Canagold’s project plan follows best practices and industry standards on the path to feasibility. SunValley’s “strategic plan” is a recipe for disaster.

SUNVALLEY’S BARRAGE OF LIES MASK THEIR TRUE INTENTIONS TO SEIZE CONTROL OF THE NEW POLARIS PROJECT

Now that Canagold’s board and management team have gone through the processes of resource estimates, metallurgical testing, environmental baseline studies, engineering studies and dewatering and resampling the underground mine workings, SunValley sees the potential value of our asset and wants to seize control of the Company you invested in without paying you any premium for your long-term investment and belief in Canagold and New Polaris.

Vikram Sodhi and SunValley have had one goal all along - to hijack control of your company without paying any premium to shareholders. They have stalled Canagold’s financing process, as management has been forced to spend their time defending the Company and ALL of its shareholders from the predatory actions of ONE shareholder.  We continue to run a process to evaluate ALL financing available for the benefit of ALL shareholders, not just for Vikram Sodhi and SunValley.

Vikram Sodhi and SunValley are willing to say and do anything to seize control of your company, board and asset.  Only your vote on the YELLOW proxy can stop this.

VOTE FOR CANAGOLD’S MANAGEMENT NOMINEES USING ONLY THE YELLOW PROXY

Your vote has never been more important. ACT TODAY to protect your investment by voting FOR Canagold’s management nominees using only the YELLOW proxy. Voting is easy. You may vote online, by telephone or other methods found on the YELLOW Proxy.

Shareholders who have voted using the Dissident’s proxy and wish to support the Canagold have the right to change their vote by simply executing a YELLOW proxy, as a later-dated YELLOW proxy replaces a previously recorded vote.

TIME IS OF THE ESSENCE. YELLOW PROXIES MUST BE RETURNED NO LATER THAN

JULY 15, 2022 AT 10 A.M. (PACIFIC TIME).

VOTE your shares today to stop the Dissident Shareholder from taking control of your company.

SHAREHOLDER QUESTIONS AND VOTING ASSISTANCE

If you have questions or require assistance with voting your shares, please contact Canagold’s strategic advisor and proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184 (416-304-0211 Outside North America)

Email: assistance@laurelhill.com

“Bradford Cooke”	"Scott Eldridge”

Bradford Cooke	Scott Eldridge
Founder and Chairman of the Board	Chief Executive Officer
CANAGOLD RESOURCES LTD.	CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Dissident’s intentions in providing the advance notice and their plans for Canagold and its future financings; the Dissident’s nominees working together at Canagold to advance the Dissident’s agenda; and the availability of other financing opportunities on equal or better terms than those offered by the Dissident. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.